Exhibit 99.1



Maguire Properties

333 SOUTH GRAND AVENUE

SUITE 400

LOS ANGELES, CALIFORNIA

90071

For Immediate Release


MAGUIRE PROPERTIES COMPLETES ACQUISITION OF
$1.5 BILLION OFFICE PORTFOLIO


LOS ANGELES, March 16, 2005 - Maguire Properties, Inc. (NYSE: MPG), a southern California focused real estate investment trust, today announced that it has completed its acquisition of a portfolio of office properties from CommonWealth's Fifth Street Properties Portfolio. The purchase price was $1.51 billion which was funded through the assumption of $155 million of mortgage financing, approximately $1.0 billion in new mortgage financing and proceeds from a $450 million term loan originated by Credit Suisse First Boston. Credit Suisse First Boston also originated a new $100 million secured revolving credit facility which will replace the company's current $100 million secured credit facility.

Mr. Robert F. Maguire III, Chairman and Co-Chief Executive of Maguire Properties, said "We are enormously pleased with the strategic acquisition of this portfolio. The southern California properties are located in rapidly tightening office markets with strong demand and rapidly dwindling entitlements. This transaction, along with our recently announced San Diego Tech Center acquisition, continues our strategy of diversifying and building strong market share in Orange and San Diego County. Additionally, the 1.5 million square feet of entitled development land acquired in this transaction, together with the 1.2 million square feet of entitled development land at San Diego Tech Center, will increase our total development pipeline to over 6 million square feet at a time when these markets are now seeing vacancy rates declining to 10% and below. We obtained $1.29 billion of new mortgage financing either now funded or committed at a weighted average interest rate of 5.33%. 92% or $1.19 billion is at a weighted average interest rate of 5.4% for 7 to 10 year terms. Finally, we are moving forward with our plans to immediately market and sell certain assets located in less strategic markets. The proceeds of these sales will be used to repay the term loan in the near term."

The Company has commenced the integration of the new portfolio through the hiring of 31 CommonWealth employees who will continue to manage and lease substantially all of the acquired properties. Additionally, the Company has retained CommonWealth on an interim basis to provide asset management and development services.

In connection with the transaction, Maguire Properties obtained the following new mortgage loans:

- a $273 million forward commitment for a 7-year interest only loan secured by 777 Tower, LACDB, at a fixed rate of 5.84%. The loan will fund in October 2006 with net proceeds being used to refinance the assumed mortgage loan and repay approximately $115 million of the term loan.

213.626.3300 MAIN

213.687.5758 FAX

WWW.MAGUIREPROPERTIES.COM

- three separate mortgages for approximately $388 million in ten-year fixed rate mortgage debt secured by 801 North Brand, 700 North Central and Wells Fargo Center, which will require annual interest only payments at an expected weighted average interest rate of 5.38% per annum through maturity in March 2015;
- four separate mortgages for approximately $529 million in seven-year fixed rate mortgage debt secured by Mission City Corporate Center, Regents Square 1 & II, Pacific Arts Plaza, One Renaissance Square, which will require annual interest only payments at an expected weighted average interest rate of 5.14% per annum through maturity in March 2012;
- a two-year variable rate mortgage for approximately $63 million secured by Wateridge Plaza, which will require interest only payments at an expected interest rate of 30-day LIBOR plus 2.25% through maturity. This loan will require the purchase of a 5% LIBOR cap and can be extended for three one-year periods upon satisfaction of certain conditions:
- a two-year variable rate mortgage for approximately $42 million secured by Austin Research Park I and II, which will require interest only payments at an expected interest rate of 30-day LIBOR plus 2.0% through maturity. This loan will require the purchase of a 5% LIBOR cap and can be extended for three one-year periods upon satisfaction of certain conditions.

The $450 million term loan and $100 million revolving credit facility have five and four year terms, respectively. The term loan and revolving credit facility will bear interest at LIBOR plus 1.75%.

The Company has already funded new fixed rate mortgages in the existing portfolio for 7 to 10 year terms at a weighted average interest rate of 5% with the exception of Gas Company Tower. The Company is currently obtaining proposals for a $380 million, 10 month forward commitment for a 7 year interest only loan secured by Gas Company Tower at a projected rate of 5.80%. That loan is expected to generate excess proceeds of $100 million and would complete the Company's fixed rate debt program.

As previously announced, Maguire Properties plans to dispose of certain assets located in non-strategic markets. The Company has commenced marketing of the Austin Research Park in Austin, Texas, One Renaissance Square in Phoenix, Arizona and the Glendale, California properties of 700 North Central and 801 North Brand. Maguire Properties has also commenced marketing Glendale Center, which is part of its existing portfolio of Southern California properties. The net sales proceeds are expected to be in the range of $190 -$195 million and will also be used to pay down the $450 million term loan.

Credit Suisse First Boston acted as a financial advisor to Maguire Properties in connection with the acquisition.

About Maguire Properties, Inc.
Maguire Properties, Inc. is the largest owner and operator of Class A office properties in the Los Angeles central business district and is primarily focused on owning and operating high-quality office properties in the Southern California market. Maguire Properties, Inc. is a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. For more information on Maguire Properties, visit the Company's website at www.maguireproperties.com.

Business Risks

This press release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include: risks that the closing conditions to the above-described acquisition and/or financing will not be satisfied and the acquisition and financing not be completed as a result thereof; risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments, including that increased leverage could adversely affect the company's financial performance; risks that the company may not be able to dispose of non-strategic assets at attractive valuations; risks associated with the failure to manage effectively the Company's growth and expansion into new markets or to integrate acquisitions successfully; risks and uncertainties affecting property development and construction; general risks affecting the real estate industry (including, without limitation, the inability to enter or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate); risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; potential liability for uninsured losses and environmental contamination; risks associated with our company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended and possible adverse changes in tax and environmental laws; and risks associated with the Company's dependence on key personnel whose continued service is not guaranteed. For a further list and description of such risks and uncertainties, see the reports filed by the Company with the Securities and Exchange Commission, including the Company's most recent annual report on form 10-K. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS: Maguire Properties
Peggy Moretti
Senior Vice President, Investor and Public Relations
(213) 613-4558

# # #